Exhibit 99.1

iClick Interactive Asia Group Limited Schedules

2022 Annual General Meeting for December 20, 2022

HONG KONG — Nov 21, 2022 — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), a leading enterprise and marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, today announced that it will hold its 2022 annual general meeting on December 20, 2022 at 9:00 a.m. (Hong Kong time) or on December 19, 2022 at 8:00 p.m. (New York time) in Hong Kong, China.

Date:December 20, 2022 (Hong Kong Time) or December 19, 2022 (New York Time)

Time:09:00 a.m. (Hong Kong time) or 08:00 p.m. (New York Time)

Location:        15/F Prosperity Millennia Plaza

                        663 King’s Road, Quarry Bay, Hong Kong, China

The annual general meeting will be devoted to the following proposals:

1.	To approve and ratify the appointment of Mr. Tiezhu (David) Zhang as a director of the Company; and
2.	To act upon such other matters as may properly come before the Company’s annual general meeting or any adjournment or postponement thereof.

Only shareholders of record at the close of business on November 21, 2022 (New York Time) are entitled to receive notice of and to vote at the Company’s annual general meeting or any adjournment or postponement thereof.

The notice of the Company’s annual general meeting and the Company’s 2021 Annual Report containing the complete audited financial statements and the report of auditors for the year ended December 31, 2021 are available on the Investor Relations Section of the Company’s website at http://ir.i-click.com.

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a leading enterprise and marketing cloud platform in China. iClick’s mission is to empower worldwide brands to unlock the enormous market potential of smart retail. With its leading proprietary technologies, iClick’s full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. Headquartered in Hong Kong, iClick currently operates in eleven locations across Asia and Europe. For more information, please visit ir.i-click.com.

Exhibit 99.1

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Lisa Li	Tom Caden
Phone: +86-21-3230-3931 #866	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com